March 26, 2007

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Bancorp Rhode Island, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed March 14, 2007
File No. 001-16101

Ladies and Gentlemen:

In connection with those certain comments received by the Securities and Exchange Commission — Office of Mergers and Acquisitions (the “Commission”) regarding the Preliminary Proxy Statement of Bancorp Rhode Island, Inc. (the “Company”) filed with the Commission on March 14, 2007, we have resubmitted the aforementioned filing with the PREC14A Edgar header tag.  In accordance with our counsel’s discussions with the Commission, no other changes have been made to the Company’s Preliminary Proxy Statement per the comments received from the Commission.  We hereby confirm our understanding that all written soliciting materials, including any emails or scripts to be used in soliciting proxies over the telephone or any other medium, must be filed under the cover of Schedule 14A on the date of first use.  Furthermore, while we may solicit proxies via our website at www.bankri.com, we do not plan to make any solicitations via internet chat rooms.  Finally, we hereby acknowledge that:

•                  the Company is responsible for the adequacy and accurateness of the disclosures made in its filings;

•                  Commission staff comments or changes to the Company’s disclosures made in response to Commission staff comments does not foreclose the Commission from taking any action with respect to the Company’s filing; and

•                  without prejudice to the Company’s right to disclose Commission staff comments and the Company’s responses thereto in any proceeding, the Company may not assert Commission staff comments as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Very truly yours,

/s/ Linda H. Simmons

Linda H. Simmons
Chief Financial Officer

cc:	Merrill W. Sherman, CEO
Margaret D. Farrell, Esq.